Exhibit 21.1

SUBSIDIARIES

Dignity Partners Funding Corp. I, a Delaware Corporation

Point West Ventures, L.P., a Delaware Limited Partnership

Point West Ventures, LLC, a Delaware limited Liabilility Company

Allegiance Capital, LLC, a Delaware Limited Liability Company

Allegiance Funding Corp. I, a Delaware Corporation

Allegiance Mangement Corp, a Delaware Corporation

Point West Securities, LLC, a Delaware Limited Liability Company

Society Pool.com, LLC, a Delaware Limited Liability Company